Exhibit 12.1

ALLY FINANCIAL INC.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends

Our consolidated ratio of earnings to fixed charges were as follows for the periods presented:

	Nine months ended September 30,	Year Ended December 31,
	2013(1)	2012(a)	2011(a)	2010(a)	2009(a)	2008(a)
	($ in millions)
Earnings
Consolidated net income (loss) from continuing operations	$337	$1,370	$(219)	$(334)	$(3,370)	$5,535
Income tax expense (benefit) from continuing operations	(55)	(856)	42	97	12	(87)
Equity-method investee (losses) earnings	(11)	(6)	(7)	(8)	6	515
Minority interest expense	—	1	1	1	1	1
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income (loss) from equity investees	271	509	(183)	(244)	(3,351)	5,964
Fixed charges	2,568	4,031	4,668	4,880	4,786	5,724
Earnings available for fixed charges	$2,839	$4,540	$4,485	$4,636	$1,435	$11,688
Fixed charges
Interest, discount, and issuance expense on debt	$2,556	$4,014	$4,652	$4,862	$4,768	$5,704
Portion of rentals representative of the interest factor	12	17	16	18	18	20
Total fixed charges	2,568	4,031	4,668	4,880	4,786	5,724

Preferred dividend requirements (b)	601	801	763	1,860	1,224	—
Total fixed charges and preferred dividend requirements	$3,169	$4,832	$5,431	$6,740	$6,010	$5,724
Ratio of earnings to fixed charges (c)	1.11	1.13	0.96	0.95	0.30	2.04
Ratio of earnings to combined fixed charges and preferred dividend requirements (d)	0.90	0.94	0.83	0.69	0.24	2.04

(a) During 2013, 2012, 2011, 2010, and 2009, we committed to dispose certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b) Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c) The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011, 2010 and 2009. Earnings for the years ended December 31, 2011, 2010, and 2009 were inadequate to cover fixed charges. The deficient amounts for the ratio were $183 million, $244 million and $3,351 million for the years ended December 31, 2011, 2010, and 2009, respectively.

(d) The ratio indicates a less than one-to-one coverage for the nine months ended September 30, 2013, and the years ended December 31, 2012, 2011, 2010, and 2009. Earnings for the nine months ended September 30, 2013, and the years ended December 31, 2012, 2011, 2010, and 2009 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $330 million, for the nine months ended September 30, 2013, and $292 million, $946 million, $2,104 million, and $4,575 million for the years ended December 31, 2012, 2011, 2010, and 2009, respectively.

2